UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-38937

CUSIP Number: 02156U 101

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Aterian, Inc.

Full Name of Registrant

Former Name if Applicable

37 East 18th Street, 7th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10003

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aterian, Inc. (the “Registrant”) was unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2021 (the “Form 10-Q”) prior to 5:30 p.m. Eastern Time on May 10, 2021 due to errors in the XBRL files for the Form 10-Q. Despite attempts to edit and correct the errors earlier in the day, the XBRL files were not corrected until shortly after 5:30 p.m. Eastern Time. Despite its best efforts, the Registrant was not able to transmit the filing before 5:30 p.m. Eastern Time, and the Form 10-Q was submitted at 6:22 p.m. Eastern Time on May 10, 2021 and, consequently, received a filing date of May 11, 2021.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Arturo Rodriguez	(347)	676-1681
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

On December 1, 2020, the Registrant filed with the Securities and Exchange Commission (the “SEC”) a Current Report on Form 8-K (the “Initial Form 8-K”) to report, among other things, the Registrant’s acquisition on December 1, 2020 of certain assets of 9830 Macarthur LLC, a Wyoming limited liability company (“9830”), Reliance Equities Group, LLC, a Wyoming limited liability company (“Reliance”), and ZN Direct LLC, a Wyoming limited liability company (collectively with 9830 and Reliance, the “Sellers”), related to the Sellers’ ecommerce business under the brands Mueller, Pursteam, Pohl and Schmitt and Spiralizer, which is conducted through certain channels or websites, including amazon.com (the “Smash Assets”). The Registrant has not filed an amendment to the Initial Form 8-K to file certain financial information related to the Smash Assets, as required under Item 9.01 of Form 8-K, which was not previously filed with the Initial Form 8-K.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aterian, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2021	By:	/s/ Arturo Rodriguez
Arturo Rodriguez
Chief Financial Officer